Exhibit 99.84

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES FIRST QUARTER 2011 RESULTS, INCLUDING STRONG GOLD SALES, LOW OPERATING COSTS AND CONTINUED EXPLORATION SUCCESS

TORONTO, ONTARIO—(Marketwire - May 25, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s operating and financial results for the first quarter of 2011. Highlights of the results include:

Financial Review

•                  Cash earnings from operations of $11.4* million or $0.03 per common share during first quarter 2011.

•                  Net earnings of $2.2 million or $0.01 per share versus a loss of $3.2 million or ($0.01) per share during same period in 2010 (prior to Timmins Mine achieving commercial operation).

•                  Gold sales of 33,954 ounces at average price of US$1,387 per ounce for total proceeds of $46.6 million (commercial gold sales from Timmins Mine of 14,635 ounces for commercial revenue of $19.9 million).

•                  Cash operating costs from Timmins Mine totaling $92 per tonne or US$586* per ounce during first quarter of commercial operation, better than budget for the quarter and in line with full year 2011 target for Timmins Mine of US$575* per ounce.

•                  Project spending in first quarter 2011 of $26.2 million, reflecting weighting of planned development and infrastructure expenditures during early part of year, Company continues to target and is on budget for total project spending in 2011 of $75 million (excluding exploration expenditures, capitalized operating costs and gold sales from development assets as well as any costs related to a mill expansion).

•                  Total exploration spending of $6.2 million during first quarter, Company continues to target $31 million of exploration expenditures during 2011.

•                  $88.1 million of cash at March 31, 2011, US$50 million revolving credit facility finalized during first quarter 2011 (undrawn).

Operating Results

•                  Gold poured related to Mill production totaled 25,900 ounces, including ore processed during the first quarter 2011 from all sources of 22,328 ounces based on 148,400 tonnes at grade of 4.89 grams per tonne with average recovery rate of 95.8%.

•                  Daily mill throughput in first quarter 2011 averaged 1,650 per day, with higher levels of throughput being achieved in May following improvements to material handling through the mill circuit, Company expects to achieve average throughput between 2,000 to 2,100 tonnes per day on sustained basis by end of second quarter.

•                  Continued exploration success

•                  Extension of wide, high-grade mineralization in Ultramafic Zone at Timmins Mine

•                  Confirmation of broad mineralized envelope around 730 Level at Thunder Creek.

•                  Discovery of new gold zone at 144 property

•                  Confirmation of open-pit potential and extensions to depth at Gold River Trend

•                  Release of initial resources at Marlhill Mine and Vogel (subsequent to quarter end).

•                  Guidance of 125,000 ounces poured from all sources in 2011 maintained.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “A significant highlight of the first quarter 2011 was our cost performance, with average cash costs at Timmins Mine during the first quarter of commercial operation being $92 per tonne and very close to our full year target average for the Mine of US$575 per ounce despite the anticipated lower grades due to mine sequencing. Output from Timmins Mine is expected to be weighted to the second half of the year once mining resumes in the Timmins Mine Ultramafic Zone near the end of the second quarter. At the Mill, recoveries continue to be excellent. In terms of throughput, we have addressed some issues to more effectively manage the flow of material through the circuit. We are already seeing improvement and expect to achieve average throughput of 2,000 to 2,100 tonnes per day on a sustained basis by the end of the second quarter, with higher rates targeted for later in the year.”

More information about Lake Shore Gold’s financial and operating results and financial condition and liquidity for the first quarter of 2011 is available in the Company’s consolidated financial statements and management’s discussion and analysis, which are available on sedar at www.sedar.com and are posted to the Company’s website at www.lsgold.com.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s financial and operating performance, production targets, cash operating costs, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.  These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets, and the inherent risks of mining activities, could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Email: info@lsgold.com
Website: www.lsgold.com

*Cash operating cost per ounce and cash earnings from operations are non-GAAP (generally accepted accounted principles) measures.